Contact:

Bob Rai, Director and CEO

604-247-2639

info@avricorehealth.com

www.avricorehealth.com

Avricore Health Inc. Announces Non-Brokered Private Placement

February 13, 2019  – Avricore Health Inc. (“AVCR”), announced today a non-brokered private placement of up to 14,285,714 common shares at a price of $0.07 per common share for gross proceeds of up to $1,000,000 (the “Offering”).

The Company may pay a finder's fee on the Offering within the amount permitted by the policies of the TSX Venture Exchange (the "Exchange"). Closing of the Offering is subject to receipt of all necessary corporate and regulatory approvals, including the Exchange. All securities issued in connection with the Offering will be subject to a statutory hold period of four months plus a day from the date of issuance in accordance with applicable securities legislation. Any insider participation is unknown at this time.

The net proceeds from the Offering will be used for general corporate working capital.

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company’s goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements: Information in this press release that involves Avricore Health’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the integration of Molecular You’s service offerings with the HealthTab platform; the unique features that the HealthTab platform offers to pharmacists and patients; the emergence of pharmacist managed health initiatives and the potentially lucrative opportunities in connection therewith; the opportunity for pharmacists to play a key role in helping patients achieve nutritional and dietary objectives; and the anticipated benefits of the HealthTab/Molecular You combination to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to negotiate and enter into a definitive agreement with Molecular You; failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore Health’s public filings available on SEDAR at www.sedar.com. Accordingly, readers should exercise caution in relying upon forward-looking statements and Avricore Health undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Avricore Health Inc. | 2639 Viking Way, Suite 210, Richmond, B.C. V6V 3B7, Canada                             www.AvricoreHealth.com